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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )

                               PremiumWear, Inc.
                           (Name of Subject Company)

                      New England Business Service, Inc.
                               Penguin Sub, Inc.
                      (Name of filing persons, Offerors)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   740909106
                     (CUSIP Number of Class of Securities)

                                 Craig Barrows
                                   Secretary
                      New England Business Service, Inc.
                                500 Main Street
                          Groton, Massachusetts 01471
                                (978) 448-6111
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                               David T. Brewster
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                           Telephone: (617) 573-4800
                           Facsimile: (617) 573-4822

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                         Amount of Filing Fee
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
     $39,828,510                                                 $7,966
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
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* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 2,567,485 outstanding shares of PremiumWear, Inc. at a purchase price of $13.50 per share. The transaction value also includes the offer price of $13.50 per share multiplied by the number of outstanding options, which is 382,775. The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount previously paid: N/A    Filing party: N/A
   Form or Registration No.: N/A  Date filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

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                                 TENDER OFFER

  This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Penguin Sub, Inc. a Delaware corporation ("Purchaser") and a wholly owned subsidiary of New England Business Service, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of PremiumWear, Inc., a Delaware corporation ("PremiumWear") at $13.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

  The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 3. Identity and Background of Filing Person

  In partial response to Item 3, during the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements

  Not applicable.

Item 12. Materials to be Filed as Exhibits

 (a)(1)(A) Offer to Purchase dated June 9, 2000.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

 (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

 (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
            substitute Form W-9.

 (a)(1)(G) Press Release dated May 30, 2000 (incorporated herein by reference to Exhibit (a)(5)(A) to New England Business Service, Inc.'s Tender
            Offer Statement on Schedule TO filed with SEC on
            May 30, 2000).

 (a)(1)(H) Summary Advertisement as published in The Wall Street Journal on
            June 9, 2000.

 (b)       Not applicable.

 (d)(1)    Agreement and Plan of Merger, dated as of May 26, 2000, by and among
            New England Business Service, Inc., Penguin Sub, Inc. and
            PremiumWear, Inc.

 (d)(2)    Mutual Non-Disclosure Agreement, dated as of February 10, 2000, by and between New England Business Service, Inc. and PremiumWear,
            Inc.

 (d)(3)    Consulting Agreement, dated as of May 26, 2000, by and among
            PremiumWear, Inc., New England Business Service, Inc. and Thomas D.
            Gleason (incorporated herein by reference to the Current Report on Form 8-K filed by PremiumWear, Inc. with the SEC on June 9, 2000).
 (g)       Not applicable.

 (h)       Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          New England Business Service, Inc.

                                                   /s/ Robert J. Murray
                                          By: _________________________________
                                          Name:Robert J. Murray
                                          Title:Chairman and Chief Executive
                                           Officer

                                          Penguin Sub, Inc.

                                                   /s/ Robert J. Murray
                                          By: _________________________________
                                          Name:Robert J. Murray
                                          Title:President

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                               INDEX TO EXHIBITS

  Exhibit
  Number                          Description of Exhibit
  -------                         ----------------------
 (a)(1)(A) Offer to Purchase dated June 9, 2000.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

 (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

 (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
            substitute Form W-9.

 (a)(1)(G) Press Release dated May 30, 2000 (incorporated herein by reference to Exhibit (a)(5)(A) to New England Business Service, Inc.'s Tender
            Offer Statement on Schedule TO filed with SEC on
            May 30, 2000).

 (a)(1)(H) Summary Advertisement as published in The Wall Street Journal on
            June 9, 2000.

 (b)       Not applicable.

 (d)(1)    Agreement and Plan of Merger, dated as of May 26, 2000, by and among
            New England Business Service, Inc., Penguin Sub, Inc. and
            PremiumWear, Inc.

 (d)(2)    Mutual Non-Disclosure Agreement, dated as of February 10, 2000, by and between New England Business Service, Inc. and PremiumWear,
            Inc.

 (d)(3)    Consulting Agreement, dated as of May 26, 2000, by and among
            PremiumWear, Inc., New England Business Service, Inc. and Thomas D.
            Gleason (incorporated herein by reference to the Current Report on Form 8-K filed by PremiumWear, Inc. with the SEC on June 9, 2000).

 (g)       Not applicable.

 (h)       Not applicable.

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